Exhibit 4.1
AMERICAN CELLULAR CORPORATION
AND
BANK OF OKLAHOMA, NATIONAL ASSOCIATION
Trustee
SUPPLEMENTAL INDENTURE NO. 4
Dated as of March 15, 2007
to
INDENTURE
Dated as of August 8, 2003
10% Senior Notes due 2011

     THIS SUPPLEMENTAL INDENTURE NO. 4, dated as of March 15, 2007 (this “Supplemental Indenture”), is by and among American Cellular Corporation, a Delaware corporation (the “Issuer”), the Guarantors (as defined in the Indenture referred to herein) and Bank of Oklahoma, National Association, as trustee (the “Trustee”).
     WHEREAS, the Issuer, the Guarantors and the Trustee have entered into that certain Indenture dated as of August 8, 2003 (the “Indenture”), providing for the issuance of the Issuer’s 10% Senior Notes due 2011 (the “Notes”);
     WHEREAS, the Issuer originally issued $900.0 million aggregate principal amount of the Notes;
     WHEREAS, pursuant to Section 9.02 of the Indenture, and except as otherwise provided therein, the Indenture may be amended with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for Notes) (subject to certain exceptions);
     WHEREAS, the Issuer and the Guarantors desire and have requested the Trustee to join with them in entering into this Supplemental Indenture for the purpose of amending the Indenture in certain respects as permitted by Section 9.02 of the Indenture;
     WHEREAS, the execution and delivery of this Supplemental Indenture has been authorized by the Board of Directors of the Issuer and comparable governing bodies of the Guarantors; and
     WHEREAS, (1) the Issuer has received the consent of the Holders of at least a majority in principal amount of the outstanding Notes; and the Issuer and the Guarantors have satisfied all other conditions precedent, if any, provided under the Indenture to enable the Issuer, the Guarantors and the Trustee to enter into this Supplemental Indenture, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture as contemplated by Section 9.06 of the Indenture, and (2) the Issuer has delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture an Opinion of Counsel relating to this Supplemental Indenture as contemplated by Section 12.04 of the Indenture;
     NOW, THEREFORE, in consideration of the above premises, each party hereby agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Notes, as follows:
ARTICLE I
AMENDMENTS
     Section 1.1 Amendment to Section 4.07 Limitation on Restricted Payments. Section 4.07 of the Indenture is hereby amended and restated in its entirety to read as follows:

     “The Company shall maintain an account (the “Restricted Payments Account”) to be calculated as set forth below and shall cause the value of the Restricted Payments Account as so calculated to at all times exceed $1.00 except as provided below. The Restricted Payments Account shall be an internal account of the Company for computational purposes in proving compliance with this Section 4.07 and shall not be required to be funded in cash or otherwise.
     The Restricted Payments Account shall initially be established on the date of Supplemental Indenture No. 4 to this Indenture at $0.00 and will thereafter be increased by:
(1)	an amount equal to the Company’s Consolidated Cash Flow, less interest income, from the first day of the Company’s first full fiscal quarter beginning January 1, 2007, to the end of the Company’s most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.35 times the sum of (a) the Company’s Consolidated Interest Expense net of interest income and (b) the Company’s Capital Expenditures with both (a) and (b) calculated from the first day of the Company’s first full fiscal quarter beginning January 1, 2007, to the end of the Company’s most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period (provided that if the resulting difference is negative, the Restricted Payments Account will be reduced by the absolute value of such difference), plus

(2)	an amount equal to the net cash proceeds received by the Company from the sale of Equity Interests after January 1, 2007 (other than (a) sales of Disqualified Stock and (b) Equity Interests sold to any of the Company’s Subsidiaries) or from the issuance or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary), plus

(3)	to the extent that any Restricted Investment that was made after the date of Supplemental Indenture No. 4 to this Indenture is sold or otherwise liquidated or repaid, the lesser of (a) the cash return of capital (or the Fair Market Value of any non-cash return of capital) and (b) the initial amount of such Restricted Investment.
     To the extent that the Company or any of its Restricted Subsidiaries, directly or indirectly:
(1)	declares or pays any dividend or makes any other payment or distribution on account of the Company’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company);

(2)	purchases, redeems or otherwise acquires or retires for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)	makes any payment on or with respect to, or purchases, redeems, defeases or otherwise acquires or retires for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)	makes any Restricted Investment
on or after January 1, 2007 (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), the Restricted Payments Account shall be reduced by the amount of such Restricted Payment except in the case of Restricted Payments of the type described in clauses (2), (3), (4), (6), and (8) of the second succeeding paragraph.
     Notwithstanding the foregoing, except as set forth below, the Company agrees that it will not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment if:
(1)	any Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; or

(2)	the Company would not, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of Section 4.09 hereof; or

(3)	immediately prior to such Restricted Payment and after giving pro forma effect thereto the Restricted Payments Account is or would be less than $1.00.
     So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the foregoing paragraph shall not prohibit:
(1)	the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Indenture provided that the amount of such dividend reduces the Restricted Payments Account;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (2) of the second paragraph of this Section 4.07;
(3)	the defeasance, redemption, repurchase or other acquisition of Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company or any direct or indirect parent of the Company of a Restricted Subsidiary held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries or any direct or indirect parent of the Company of a Restricted Subsidiary pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any twelve-month period and provided that such transaction reduces the Restricted Payments Account in the amount of such repurchase, redemption or other acquisition or retirement;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of this Indenture in accordance with the Debt to Cash Flow Ratio test described in Section 4.09 hereof, provided that the amount of such dividend reduces the Restricted Payments Account;

(8)	payments in connection with a Tax-Sharing Agreement;

(9)	payments in connection with the redemption of an aggregate principal amount of $18.1 million of the Company’s 9.5% Senior Subordinated Notes due 2009; and

(10)	other Restricted Payments from and after the date of this Indenture not to exceed $35.0 million in the aggregate.
     The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this Section 4.07 shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $25.0 million.
     Notwithstanding the foregoing, it shall not constitute a breach of or failure to comply with this Section 4.07 if the Restricted Payments Account fails to exceed $1.00.”
     Section 1.2 Amendment to Section 4.09 Incurrence of Indebtedness and Issuance of Preferred Stock. Section 4.09 of the Indenture is hereby amended and restated in its entirety to read as follows:
     “The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any Disqualified Stock and shall not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and the Company’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Company’s Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or preferred stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of the Company for which internal financial statements are available, would have been no greater than 5.0 to 1.
     The first paragraph of this Section 4.09 will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
(1)	the incurrence by the Company and its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $1.0 billion less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the date of Supplemental Indenture No. 4 to this Indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding permanent commitment reduction thereunder pursuant to Section 4.10 hereof;

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of this Indenture and the Exchange Notes and the related Note Guarantees to be issued pursuant to the Registration Rights Agreement;

(4)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of cellular wireless licenses, design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under the first paragraph of this Section 4.09 or clauses (2), (3), (4), (5) or (12) of this paragraph;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:
(a)	if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company;
will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);
(7)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;
will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);
(8)	the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.09; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(12)	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (12), not to exceed $50.0 million.
     The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.
     For purposes of determining compliance with the provisions of this Section 4.09, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this Section 4.09, the Company shall be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with the provisions of this Section 4.09. Indebtedness, if any, under Credit Facilities of the Company outstanding on the date on which Notes are first issued and authenticated under this Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this Section 4.09; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.
     The amount of any Indebtedness outstanding as of any date will be:
(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the outstanding and unpaid principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:
(a)	the Fair Market Value of such asset at the date of determination, and

(b)	the amount of the Indebtedness of the other Person.”
ARTICLE II
MISCELLANEOUS PROVISIONS
     Section 2.1 Indenture. Except as amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as amended hereby. Subject to Section 12.01 of the Indenture, in the case of conflict between the Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control.

     Section 2.2 Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     Section 2.3 Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.
     Section 2.4 Effect of Headings. The Article and Section headings used herein are for convenience only and shall not affect the construction of this Supplemental Indenture.
     Section 2.5 Trustee Makes No Representations. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.
     Section 2.6 Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.
     Section 2.7 Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE, THE NOTES AND THE NOTE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
     Section 2.8 Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent one and the same agreement.
     Section 2.9 Successors. All agreements of the Issuer, the Guarantors and the Trustee in this Supplemental Indenture and the Notes and Note Guarantees shall bind their respective successors.
     Section 2.10 Effectiveness. The provisions of Article I of this Supplemental Indenture shall be effective at the time the Issuer accepts for purchase at least a majority in principal amount of the outstanding Notes issued under the Indenture.
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     IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture No. 4 to be duly executed and attested, all as of the date first above written.

AMERICAN CELLULAR CORPORATION
By:	/s/ Ronald L. Ripley
	Name:	Ronald L. Ripley
	Title:	Vice President

ACC HOLDINGS, LLC
By:	Dobson Communications Corporation, its sole
member

By:	/s/ Ronald L. Ripley
	Name:	Ronald L. Ripley
	Title:	Vice President

ACC LEASE CO., LLC
By:	/s/ Ronald L. Ripley
	Name:	Ronald L. Ripley
	Title:	Vice President of sole member

HIGHLAND CELLULAR, LLC
By:	American Cellular Corporation, its sole member

By:	/s/ Ronald L. Ripley
	Name:	Ronald L. Ripley
	Title:	Vice President

THE BANK OF OKLAHOMA, NATIONAL ASSOCIATION, as Trustee
By:	/s/ Rachel Redd-Singleton
	Name:	Rachel Redd-Singleton
	Title:	Vice President and Trust Officer